Filed pursuant to Rule 424(b)(3)
File No. 333-199190

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 11, 2015)

SIT RISING RATE ETF
20,000,000 Shares

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated February 11, 2015, which relates to shares (the “Shares”) issued by the Sit Rising Rate ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-199190. This prospectus supplement should be read in its entirety and kept together with your prospectus for future reference.

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Size of Creation and Redemption Baskets

As of the date of this supplement, the size of creation baskets has been changed and the Shares will only be sold in blocks of 50,000 Shares to “Authorized Participants” (a “Creation Basket”). The size of Redemption Baskets, as defined in the Prospectus, has also changed such that Shares may only be redeemed in blocks of 50,000 Shares. Each reference to the size of Creation Baskets and Redemption Baskets in the Prospectus is hereby revised to be 50,000 Shares.

Additionally, the Prospectus is revised as follows:

The table included in the section titled “Breakeven Analysis” is deleted in its entirety and replaced with the following:

Assumed initial selling price per Share	$25.00

Management Fee (0.50%)(1)	$0.13

Creation Basket Fee(2)	$0.01

Estimated Brokerage Fee (0.118%)(3)	$0.03

Rebalancing Costs (0.01%)	$0.003

Other Expenses (1.0%)(1)(4)	$0.25

Interest Income (.02%)(5)	$(0.01)

Amount of trading income required for the Fund’s NAV to break even	$0.41

Percentage of initial selling price per share	1.64%

(1)	The Sponsor has contractually agreed to waive its management fee and/or reimburse the Fund for its expenses (excluding brokerage fees, interest expenses, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.50% per annum through February 1, 2016. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.50% annually. It cannot be predicted with any certainty what such expenses could be. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses.

(2)	Authorized Participants are required to pay a Creation Basket fee of $500 for each order they place to create one or more baskets. An order must be at least one basket, which is 50,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $0.01 (500/50,000).

(3)	This amount is based on estimated brokerage fees for the Fund calculated on an annualized basis.

(4)	Other Expenses are based on estimated amounts for the current fiscal year including the Sponsor’s contractual agreement to waive its management fee and/or reimburse the Fund for its expenses (excluding brokerage fees, interest expenses, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.50%, see note 1 above. The Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus.

(5)	The Fund earns interest on funds it deposits with the futures commission merchant and the custodian and it estimates that the interest rate will be 0.02% based on the interest rate on three-month Treasury Bills as of November, 2014. The actual rate may vary and not all assets of the Fund will earn interest.

The last paragraph of the front cover is deleted in its entirety and replaced with the following:

“In order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00 (the price at which the Fund will sell shares to the initial Authorized Participant), the investment would have to generate 1.64% return or $0.41.”

The first paragraph of the section titled “Principal Investment Risks of an Investment in the Fund – Other Risks” is deleted in its entirety and replaced with the following:

“The Fund pays fees and expenses that are incurred regardless of whether it is profitable. In order for an investor making an investment in shares of the Fund to break even over the 12 month period following the date of this prospectus, assuming a selling price of $25.00 (the price at which the Fund expects to initially issue shares, the investment would have to generate a 1.64% return or $0.41 for the investor not to lose money.”

The paragraph of the section titled “Risk Factors with an Investment in the Fund – Other Risks -- There is a risk that the Fund will not earn trading gains sufficient to compensate for the fees and expenses that it must pay and as such the Fund may not earn any profit.” is deleted in its entirety and replaced with the following:

“As discussed in more detail in the section of this prospectus entitled “Breakeven Analysis” on page 27, the Fund has estimated that in order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00 (the price at which the Fund expects to initially issue shares), the investment would have to generate a 1.64% return or $0.41. Both the Fund and its manager, the Sponsor, are newly formed and have no operating history, and accordingly, the breakeven amount may be higher than estimated. The Fund’s Management Fee and Other Expenses must be paid in all cases regardless of whether the Fund’s activities are profitable. Accordingly, the Fund must earn trading gains sufficient to compensate for these fees and expenses before it can earn any profit.”

The date of this prospectus supplement is February 18, 2015